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December 12, 2012

Via E-Mail

Mr. Brian Cascio

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Integrated Surgical Systems, Inc.

Form 10-K for the fiscal year ended December 31, 2011

Filed March 28, 2012

Forms 10-Q for the quarterly periods ended March 31, 2012, June 30, 2012 and September 30, 2012

Filed May 11, 2012, August 15, 2012 and November 14, 2012

File No. 001-12471

Dear Mr. Cascio:

Our client, Integrated Surgical Systems, a Delaware corporation, has forwarded to me your letter to the company of November 28, 2012, in which you set forth several comments. I am responding to the comments on behalf of the company. Each of the comments is reproduced below with the company response thereafter.

If you have further questions about this response or other comments on the Form 10-K filed on March 28, 2012, or on the Forms 10-Q filed May 11, 2012, August 15, 2012 and November 14, 2012, please forward them to me as well as to the company. My email address is ahudders@golenbock.com, and my telephone number is 212-907-7349.

Form 10-K for the fiscal year ended December 31, 2011

Item 1. Business, page 3

1. We note your disclosure that in the future you may make an equity investment in the shares of a privately-held company that you may distribute to your shareholders by means of a dividend distribution. Please tell us how you plan to structure such a distribution, given that it appears your shareholders who will receive the shares as a dividend will be considered underwriters of the distribution of the shares, and therefore the exemption from registration under Section 4(1) of the Securities Act of 1933 would not be available for the resale of those shares by your shareholders. In this regard, please also tell us how the transfers of ClearSign shares to your shareholders was consistent with Section 5 of the Securities Act and how you determined that transaction was “registered as part of the [ClearSign] offering,” as you state in your Form 8-K dated April 26, 2011.

Securities and Exchange Commission December 12, 2012 Page 2

Response:

The company acknowledges the statement made in its Form 10K Annual Report identified by the Staff that the company might make future equity investments and distribute such shares. However, after discussions with counsel after the filing of the Form 10K, and considering the special obligations of being a company regulated under the Investment Company Act of 1940 as amended (the “ 1940 ICA”), the company does not intend to make any investments in equity securities that would cause it to become a company regulated under the 1940 ICA. Therefore, the company would not be in a position to make any distributions of shares in the future. The company will edit the disclosure in the reports it files with the SEC in the future to eliminate these references.

The shares of common stock held by the company in ClearSign Combustion Corporation (“ClearSign”) were registered for distribution by the company under a selling shareholder prospectus which formed a part of the ClearSign registration statement on Form S-1, Registration Statement No. 333-177946, which prospectus was dated April 24, 2012 and filed with the SEC under Rule 424(b)(3) on May 1, 2012. This prospectus included on page 59 thereof, in the plan of distribution, a reference that the shares registered in the aforementioned registration statement and included in the selling shareholder prospectus, might be distributed as a dividend or otherwise by the holder of the shares. A copy of the prospectus was delivered prior to or with the delivery of the share certificates representing the dividend distribution made by the company.

The distribution of the ClearSign shares was declared as a dividend on April 24, 2012, payable to shareholders of the company on May 9, 2012, with a pay date of May 23, 2012.

Therefore, because the distribution of the ClearSign shares by the company was a registered distribution, the distribution was not made under any exemption under Section 4(1) of the Securities Act of 1933, as amended (“Securities Act”), and the shares as received by the shareholders of the company were tradable without restriction. Since the shares were distributed in a registered transaction, and the shareholders of the company received a prospectus in connection with their receipt of the shares, the distribution was consistent with Section 5 of the Securities Act.

Item 8. Financial Statements and Supplementary Data, page 20

2. Given the proportion of your assets comprised of investment securities and the proportion of your income comprised of income from such investment securities, please explain why you should not be considered an “investment company” within the meaning of Section 3 of the Investment Company Act of 1940.

Securities and Exchange Commission December 12, 2012 Page 3

Response:

The company acknowledges that the investment and holding of the shares of ClearSign was a significant holding and would have caused it to be considered a company subject to the requirements of the 1940 ICA, but for the exemption available to “transient investment companies.”

The company has always held itself out to be a company seeking an investment in an operating company which would represent all if its investment, either through a direct merger of an operating company with the company or as a holding company structure. Since the beginning of 2007, the company has considered merger or acquisition targets with approximately seven entities. The company has monitored its investments so that it would not be an investment company under the 1940 ICA.

The fact that the company made an investment in ClearSign was an anomaly. The company had been an operating company until 2007, and thereafter only held cash or equivalent assets until it made the single investment in 2011 in the ClearSign shares. Therefore, the reasonable investor would not consider the company to be an investment company. (See SEC v. National Presto Industries, Inc. 486 F.3d 305 (2007).) Additionally, the company also relied on Rule 3a-2 under the 1940 ICA to provide an exclusion from the application of the requirements of the 1940 ICA for a limited time. The company believes it is entitled to rely on Rule 3a-2 because its single investment position was only for a period of one year, the company maintains a bonafide intent to engage primarily in a business other than that of investing, reinvesting, owing, holding or trading in securities, and its history has been that of being an operating company or, more recently, seeking to engage in an operating business. The company is exploring several merger/acquisition opportunities at this time, one of which is a telephone call center business and the other is a patent consulting business. Over the years since 2007, after it terminated its former business operations, the company has explored approximately five other merger/acquisition opportunities from time to time. Given the volatility of the markets, the market crash and severe recession since 2007, there were not many transactions offered that provided a viable business or reasonable expectation of a satisfactory return on investment and operations.

The company further believes that it is entitled to rely on Rule 3a-2 because it took steps to distribute the shares within the one year period since its acquisition of the ClearSign shares. The acquisition of the ClearSign shares was May 10, 2011. The company declared the dividend of those shares as of April 24, 2012, with a record date of May 9, 2012. As of May 9, 2012, the dividend was irrevocable. The fact that the payment date of May 23, 2012, was after the one year anniversary was only because of the issues surrounding the trade settlement rules and the timing required to obtain, print and distribute the prospectus and stock certificates. Generally speaking, the Staff has acknowledged that if significant steps to terminate a transient investment company position within the one year have been taken, the fact that the period of holding securities slightly longer than the one year period will not be sufficient to eliminate the availability of the exclusion of Rule 3a-2.

Securities and Exchange Commission December 12, 2012 Page 4

The company is now carefully monitoring its investment positions so as not to become an investment company.

Form 10-Q for the quarter periods ended March 31, 2012, June 30, 2012 and September 30, 2012

Item 4. Controls and Procures

Evaluation of Disclosure Controls and Procedures

3. We reference the statement that you conducted an evaluation of the Company’s disclosure controls and procedures as of December 31, 2011 and concluded that they were effective, as of that date. Please tell us the results of your assessments of disclosure controls and procedures as of March 31, 2012, June 30, 2012 and September 30, 2012. Please note that under Item 307 of Regulation S-K and Exchange Act Rule 13a-15(b), you must perform an assessment of disclosure controls and procedures as of the end of the periods covered by each quarterly and annual report. Please also confirm to us that you will include the appropriate disclosure in future quarterly filings.

Response:

The results of our assessments of disclosure controls and procedures as of March 31, 2012, June 30, 2012 and September 30, 2012, were effective in each instance. There was no change in our disclosure controls and procedures since the end of December 31, 2011, other than the inadvertent omission of the required statement. As such we will increase our vigilance of our procedures to make sure that necessary and required disclosure about our disclosure controls and procedures will be made in the future. We confirm that we will make the appropriate disclosure in the future quarterly filings of the company with the Securities and Exchange Commission.

The company acknowledges that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission December 12, 2012 Page 5

Sincerely,

/S/ Andrew D. Hudders

Andrew D. Hudders